EXHIBIT 99.1

China Lodging Group, Limited Announces Its Preliminary Results for Hotel Operation in the Third Quarter of 2016

SHANGHAI, China, Oct. 18, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the third quarter ended September 30, 2016.

Operating Metrics

	For the quarter ended
	September 30,	June 30,	September 30,
	2015	2016	2016
Occupancy rate (as a percentage)
Leased and owned hotels	91%	87%	90%
Manachised hotels	89%	85%	89%
Franchised hotels	73%	71%	74%
Blended	89%	85%	89%
Average daily room rate (1) (in RMB)
Leased and owned hotels	207	210	217
Manachised hotels	179	175	186
Franchised hotels	187	181	194
Blended	188	184	194
RevPAR (1) (in RMB)
Leased and owned hotels	188	182	195
Manachised hotels	159	150	166
Franchised hotels	137	128	144
Blended	167	157	173
(1) Value-added tax ("VAT") has been implemented for hospitality industry to replace business tax in China, effective May 1, 2016. The Company's room rates quoted and received from customers are tax-inclusive (business tax or VAT) before and after the implementation of VAT. For comparison purposes, the ADR and RevPAR disclosed in this release are based on the tax-inclusive rates.

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,		yoy
	2015	2016	change
Total	2,050	2,050
Leased hotels	588	588
Manachised and franchised hotels	1,462	1,462
Occupancy rate (as a percentage)	91%	91%	0.2%
Average daily room rate (in RMB)	188	189	0.4%
RevPAR (in RMB)	171	172	0.5%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (2)	Net added	As of	Net added	As of
	in Q3 2016	in Q3 2016	in Q3 2016	September 30, 2016	in Q3 2016	September 30, 2016
Leased and owned hotels	8	(10)	(2)	625	35	77,158
Manachised and franchised hotels	163	(77)	86	2,573	7,939	245,627
Total	171	(87)	84	3,198	7,974	322,785

(2) The hotel closure in Q3 2016 was higher than the previous quarters because:
a) In order to increase the product qualities, Huazhu removed 44 of the manachised and franchised hotels related to HanTing, Hi Inn, Elan and Starway from Huazhu’s network for incompliances with the brand and operating standards.

b) Huazhu removed 15 franchised and 1 manachised hotels under ibis and ibis Styles brands after completion of legal procedures for termination. The financial impact from such removal is not significant because these hotels have not been integrated into Huazhu's operating platform for operation and management fee purposes.
Other common reasons for hotel closure including contract expiration, rezoning and others.

Number of hotels in pipeline as of September 30, 2016
Leased hotels	23
Manachised and franchised hotels	482
Total(3)	505
(3) Including 38 hotels under brands of ibis, ibis Styles and Mercure.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q3 2016	September 30, 2016
Economy hotels	45	2,771
HanTing Hotel	44	2,149
Leased hotels	-	492
Manachised hotels	43	1,656
Franchised hotels	1	1
Hi Inn	15	373
Leased hotels	(1)	36
Manachised hotels	8	293
Franchised hotels	8	44
Elan Hotel	(1)	179
Manachised hotels	(3)	146
Franchised hotels	2	33
ibis Hotel	(13)	70
Leased hotels	-	13
Manachised hotels	1	14
Franchised hotels	(14)	43
Midscale and upscale hotels	39	427
JI Hotel	27	256
Leased hotels	-	78
Manachised hotels	27	176
Franchised hotels	-	2
Starway Hotel	5	141
Leased hotels	(1)	2
Manachised hotels	10	94
Franchised hotels	(4)	45
Joya Hotel	-	5
Leased hotels	-	2
Manachised hotels	-	3
Manxin Hotels & Resorts	1	3
Leased hotels	(1)	-
Manachised hotels	2	3
ibis Styles Hotel	2	8
Manachised hotels	3	5
Franchised hotels	(1)	3
Mercure Hotel	3	11
Leased hotels	1	2
Manachised hotels	2	8
Franchised hotels	-	1
Novotel Hotel	1	2
Manachised hotels	-	1
Franchised hotels	1	1
Grand Mercure	-	1
Franchised hotels	-	1
Total	84	3,198

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,		yoy change	September 30,		yoy change	September 30,		yoy change
	2015	2016	2015	2016		2015	2016		2015	2016
Economy hotels	1,868	1,868	161	160	-0.8%	177	175	-0.8%	91%	91%	0.0%
Leased hotels	518	518	167	165	-0.9%	184	183	-0.5%	91%	90%	-0.3%
Manachised and franchised hotels	1,350	1,350	159	157	-0.8%	173	171	-0.9%	92%	92%	0.1%
Midscale and upscale hotels	182	182	245	263	7.5%	284	299	5.5%	86%	88%	1.6%
Leased hotels	70	70	285	311	8.9%	317	339	6.9%	90%	92%	1.6%
Manachised and franchised hotels	112	112	207	218	5.7%	250	259	3.7%	83%	84%	1.6%
Total	2,050	2,050	171	172	0.5%	188	189	0.4%	91%	91%	0.2%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of September 30, 2016, the Company had 3,198 hotels or 322,785 rooms in operation in 365 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2016, China Lodging Group operates 24 percent of its hotel rooms under lease model, 76 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com